SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Pathmark Stores, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    70322A101
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

       Nick Desmarais, Esq.                             Anthony S. Federico
Managing Director, Legal Services                    4400 Hugh Howell Road #15
      The Jim Pattison Group                           Tucker, Georgia 30084
  1600-1055 West Hastings Street                     Telephone: (770) 908-2226
  Vancouver, B.C. V6E 2H2 Canada
    Telephone: (604) 688-6764
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                        With respect to communications to
                                 Nick Desmarais
                        Managing Director, Legal Services
                             The Jim Pattison Group
                                   copies to:

                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000

                                  March 3, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

----------------------------------------------------------------------------- --
CUSIP No. 70322A1                     13D                           Page 2 of 10
---------------------------------------------------------------------------- ---

1. NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jim Pattison Ltd.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [x]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5.                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

--------- ----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------
                                             7. SOLE VOTING POWER
                 NUMBER OF
                  SHARES                        0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8. SHARED VOTING POWER
                   EACH
                 REPORTING                      1,650,000
                  PERSON                     -----------------------------------
                   WITH                     9. SOLE DISPOSITIVE POWER

                                               0
                                             -----------------------------------
                                            10. SHARED DISPOSITIVE POWER

                                                1,650,000
--------- ----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,970,000
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

----------------------------------------------------------------------------- --
CUSIP No. 70322A1                     13D                           Page 3 of 10
---------------------------------------------------------------------------- ---

1. NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Great Pacific Capital Corp.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [x]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5.                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

--------- ----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------
                                             7. SOLE VOTING POWER
                 NUMBER OF
                  SHARES                        0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8. SHARED VOTING POWER
                   EACH
                 REPORTING                      1,650,000
                  PERSON                     -----------------------------------
                   WITH                     9. SOLE DISPOSITIVE POWER

                                               0
                                             -----------------------------------
                                            10. SHARED DISPOSITIVE POWER

                                                1,650,000
--------- ----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,970,000
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

----------------------------------------------------------------------------- --
CUSIP No. 70322A1                     13D                           Page 4 of 10
---------------------------------------------------------------------------- ---

1. NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James A. Pattison
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [x]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5.                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

--------- ----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------
                                             7. SOLE VOTING POWER
                 NUMBER OF
                  SHARES                        0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8. SHARED VOTING POWER
                   EACH
                 REPORTING                      1,650,000
                  PERSON                     -----------------------------------
                   WITH                     9. SOLE DISPOSITIVE POWER

                                               0
                                             -----------------------------------
                                            10. SHARED DISPOSITIVE POWER

                                                1,650,000
--------- ----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,970,000
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

----------------------------------------------------------------------------- --
CUSIP No. 70322A1                     13D                           Page 5 of 10
---------------------------------------------------------------------------- ---

1. NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Anthony S. Federico
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [x]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5.                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

--------- ----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

          United States (State of Georgia)
--------------------------------------------------------------------------------
                                             7. SOLE VOTING POWER
                 NUMBER OF
                  SHARES                        320,000
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8. SHARED VOTING POWER
                   EACH
                 REPORTING                      0
                  PERSON                     -----------------------------------
                   WITH                     9. SOLE DISPOSITIVE POWER

                                               320,000
                                             -----------------------------------
                                            10. SHARED DISPOSITIVE POWER

                                                0
--------- ----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,970,000
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Pathmark Stores, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Milik Street, Carteret, New Jersey 07008.

Item 2.  Identity and Background.

         This Statement is filed jointly (i) by Great Pacific Capital Corp., a Canadian Federal corporation ("Great Pacific"), and Anthony S. Federico, an individual ("Mr. Federico") as the direct beneficial owners of Shares and (ii) by virtue of their respective direct and indirect holdings of securities in Great Pacific (as described below), by Jim Pattison Ltd., a Canadian Federal corporation ("JPL"), and James A. Pattison, an individual ("Mr. Pattison") (collectively, the "Reporting Persons"). The agreement by and among the Reporting Persons relating to the joint filing of this Statement is attached as
Exhibit 1 hereto.

         JPL's, Great Pacific's and Mr. Pattison's (collectively, the "Pattison Group's") principal business address is 1600 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2H2, Canada. Mr. Federico's principal business address is 4400 Hugh Howell Road #15, Tucker, Georgia 30084.

         JPL is a privately owned holding company and is wholly owned by Mr. Pattison. JPL's subsidiaries are involved in a number of different businesses in Canada and the United States, including grocery retail and wholesale stores, food processing, specialty and flexible packaging, advertising, magazine and newspaper distribution, illuminated signs, broadcasting, automotive retailing and leasing, entertainment, financial services, real estate development, export services and trade operations.

         Great Pacific is a privately owned holding company and is wholly owned by JPL. Great Pacific holds investments in a number of different companies, including publicly held companies.

         Mr. Pattison is a citizen of Canada. Mr. Pattison's principal occupation is serving as chairman, chief executive officer and president of JPL.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of JPL and Great Pacific are set forth on Schedule I hereto.

         Mr. Federico is a citizen of the United States. Mr. Federico's principal occupation is serving as director and Vice President-Non-Foods of Ingles Markets, Incorporated a supermarket chain with stores in the southeastern United States.

         During the last five years, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of the individuals referred to in
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of the Shares by Great Pacific is working capital held by it for investment. The amount is $7,618,916. The source of funds used for the purchase of the Shares by Mr. Federico are personal funds held by him for investment. The amount is $1,626,821.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired their Shares for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. On January 22, 2003, Mr. Pattison and Mr. Federico discussed for the first time their mutual interest in acquiring Shares. Both of them orally agreed that the Shares were a suitable investment and determined to act as a group to acquire Shares. Mr. Federico intends to follow the Pattison Group's actions concerning the Shares, but Mr. Federico is not legally bound to do so. Subject to market conditions the Reporting Persons may acquire or dispose of Shares from time to time in future open market, privately negotiated or other transactions.

         The Reporting Persons intend to review their investments in the Company on a continuing basis. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein; however, as part of the ongoing evaluation of its investments and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters.

Item 5.  Interest in Securities of the Issuer.

         (a) Great Pacific is the direct owner of 1,650,000 Shares, which represents approximately 5.5% of the Shares outstanding (based on 30,071,192 Shares outstanding as of December 3, 2002). Great Pacific is wholly owned by JPL and JPL is wholly owned by Mr. Pattison. Accordingly, both JPL and Mr. Pattison may be deemed to beneficially own the Shares owned by Great Pacific.

         Mr. Federico is the direct owner of 320,000 Shares, which represents approximately 1.1% of the Shares outstanding (based on 30,071,192 Shares outstanding as of December 3, 2002)

         The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act, and as such a group, beneficially own 1,970,000 Shares, which represents approximately 6.6% of the Shares outstanding (based on 30,071,192 Shares outstanding as of December 3, 2002).

         The Pattison Group expressly disclaims beneficial ownership of all Shares other than those Shares that are held directly by Great Pacific. Mr. Federico expressly disclaims beneficial ownership of all Shares other than those Shares that are held directly by him.

         (b) By virtue of the relationships described in Item 2 amongst the Pattison Group, each member of the Pattison Group may be deemed to share voting and dispositive power over the Shares directly owned by Great Pacific. Mr. Federico has the sole power to vote and direct the disposition of the Shares held by him.

         (c) Set forth below are transactions in Shares effected by Great Pacific within the last 60 days. All transactions were effected in the open market.

                                            Number
Date                                      of Shares           Price Per Share          Total Purchase Price
----                                      ---------           ---------------          --------------------
February 10, 2003                           50,000                $  4.97                     $   248,580
February 11, 2003                           50,000                $  4.90                     $   245,200
February 13, 2003                           25,000                $  4.71                     $   117,725
February 14, 2003                           25,000                $  4.55                     $   113,758
March 3, 2003                              151,600                $  4.80                     $   727,301
March 4, 2003                               37,500                $  4.90                     $   179,850
March 5, 2003                              121,800                $  4.85                     $   590,559
March 6, 2003                              164,100                $  4.80                     $   788,222
March 10, 2003                              25,000                $  4.94                     $   123,485
                                            ------                                            -----------
                        Total              650,000                                            $ 3,135,429
                                           =======                                           ============

         Set forth below are transactions in Shares effected by Mr. Federico within the last 60 days. All transactions were effected in the open market.

                                            Number
Date                                       of Shares          Price Per Share          Total Purchase Price
----                                       ---------          ---------------          --------------------
January 10, 2003                             5,000              $    5.78                     $    28,900
January 16, 2003                             2,000              $    5.77                     $    11,540
January 22, 2003                            32,000              $    5.53                     $   177,020
January 23, 2003                            35,400              $    5.49                     $   194,375
January 24, 2003                            35,300              $    5.00                     $   176,400
January 27, 2003                            51,000              $    4.93                     $   251,622
January 28, 2003                            13,300              $    5.07                     $    67,469
January 29, 2003                             3,500              $    5.04                     $    17,655
January 30, 2003                             7,000              $    4.99                     $    34,904
January 31, 2003                             1,500              $    4.76                     $     7,140
February 3, 2003                            13,000              $    4.98                     $    64,734
February 5, 2003                            50,000              $    4.93                     $   246,664
February 6, 2003                            25,000              $    4.95                     $   123,829
February 18, 2003                           24,800              $    4.63                     $   114,774
March 10, 2003                               1,400              $    4.83                     $     6,768
March 11, 2003                              18,800              $    5.25                     $    98,677
                                            ------
                        Total              319,000                                            $  1,622,471
                                           =======                                            ============

         (d) The Pattison Group has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held directly by Great Pacific. Mr. Federico has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held directly by him.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There is no written agreement between the Pattison Group and Mr. Federico. As described in Item 4, the Pattison Group and Mr. Federico have orally agreed to work in conjunction with each other with respect to their respective investments in the Shares. However, notwithstanding their oral agreement to work in conjunction with each other with respect to their respective investments in the Shares, each of the Pattison Group and Mr. Federico retains complete, independent economic control over their respective investments in the Shares, and none of them have made any specific agreement, commitment or arrangement regarding disposition of its Shares.

         Except to the extent described in Item 2, Item 4 and in this Item 6, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or listed on Schedule I and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         1. Joint Filing Agreement, dated as of March 13, 2003, by and among James A. Pattison, Jim Pattison Ltd., Great Pacific Capital Corp. and Anthony S. Federico.

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2003


                                                     JAMES A. PATTISON


                                                     /s/ James A. Pattison
                                                     ---------------------------


                                                     JIM PATTISON LTD.


                                                     By: /s/ Nick Desmarais
                                                     ---------------------------
                                                     Name:  Nick Desmarais
                                                     Title: Secretary


                                                     GREAT PACIFIC CAPITAL CORP.


                                                     By: /s/ Nick Desmarais
                                                     ---------------------------
                                                     Name:  Nick Desmarais
                                                     Title: Secretary


                                                     ANTHONY S. FEDERICO


                                                     /s/ Anthony S. Federico
                                                     ---------------------------

                                   SCHEDULE I

         Following is a list of each executive officer and director of Great Pacific Capital Corp. and Jim Pattison Ltd., setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of Canada and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jim Pattison Ltd.
-----------------

                                    Directors

                             Position With
         Name              Jim Pattison Ltd.                    Principal Occupation                Address
         ----              -----------------                    --------------------                -------
 James A. Pattison    Director, Managing Director             Managing Director, Chief        The Jim Pattison Group
                             and President                   Executive Officer and Chairman      1600 - 1055 West
                                                                of The Jim Pattison Group        Hastings Street
                                                                                              Vancouver, BC V6E 2H2
                                                                                                      Canada

   Michael Korenberg      Director and Vice-President             Vice Chairman               The Jim Pattison Group
                                                            of The Jim Pattison Group       1600 - 1055 West Hastings
                                                                                                      Street
                              Vancouver, BC V6E 2H2
                                                                                                      Canada

    Nick Desmarais          Director and Secretary              Managing Director,            The Jim Pattison Group
                                                           Legal Services and Secretary     1600 - 1055 West Hastings
                                                            of The Jim Pattison Group                 Street
                                                                                              Vancouver, BC V6E 2H2
                                                                                                      Canada

                    Executive Officers Who Are Not Directors

                                 Position With
         Name                  Jim Pattison Ltd.               Principal Occupation                  Address
         ----                  -----------------               --------------------                  -------

      Rod Bergen                Vice-President                  Managing Director,            The Jim Pattison Group
                                                            Tax and Financial Analysis      1600 - 1055 West Hastings
                                                            of The Jim Pattison Group                 Street
                                                                                              Vancouver, BC V6E 2H2
                                                                                                      Canada

Great Pacific Capital Corp.
---------------------------
                                    Directors

                                 Position With
         Name             Great Pacific Capital Corp.          Principal Occupation                  Address
         ----             ---------------------------          --------------------                  -------
 James A. Pattison        Director, Managing Director          Managing Director, Chief         The Jim Pattison Group
                                 and President             Executive Officer and Chairman of   1600 - 1055 West Hastings
                                                               The Jim Pattison Group                  Street
                                                                                              Vancouver, BC V6E 2H2
                                                                                                      Canada

   Michael Korenberg      Director and Vice-President             Vice Chairman               The Jim Pattison Group
                             Corporate Development          of The Jim Pattison Group       1600 - 1055 West Hastings
                                                                                                      Street
                              Vancouver, BC V6E 2H2
                                                                                                      Canada

    Nick Desmarais          Director and Secretary              Managing Director,            The Jim Pattison Group
                                                           Legal Services and Secretary     1600 - 1055 West Hastings
                                                            of The Jim Pattison Group                 Street
                                                                                              Vancouver, BC V6E 2H2
                                                                                                      Canada

                    Executive Officers Who Are Not Directors

                                 Position With
         Name             Great Pacific Capital Corp.          Principal Occupation                  Address

      Rod Bergen                Vice-President                  Managing Director,            The Jim Pattison Group
                                                            Tax and Financial Analysis      1600 - 1055 West Hastings
                                                            of The Jim Pattison Group                 Street
                                                                                              Vancouver, BC V6E 2H2
                                                                                                      Canada

      David Bell                Vice-President                  Managing Director,            The Jim Pattison Group
                                                                Corporate Finance           1600 - 1055 West Hastings
                                                            of The Jim Pattison Group                 Street
                                                                                              Vancouver, BC V6E 2H2
                                                                                                      Canada

                                  Exhibit Index
Exhibit
Number        Document

     1.       Joint Filing Agreement, dated March 13, 2003, by and among James
              A. Pattison, Jim Pattison Ltd., Great Pacific Capital Corp. and Anthony S. Federico.

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)1 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Pathmark Stores, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing.

                  The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning another party, unless such party knows or has reason to believe that such information is inaccurate.

                  This Agreement may be executed in one or more counterparts, each of which together shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

         This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Dated:  March 13, 2003


                                                     JAMES A. PATTISON


                                                     /s/ James A. Pattison
                                                     ---------------------------


                                                     JIM PATTISON LTD.


                                                     By: /s/ Nick Desmarais
                                                     ---------------------------
                                                     Name:  Nick Desmarais
                                                     Title: Secretary


                                                     GREAT PACIFIC CAPITAL CORP.


                                                     By: /s/ Nick Desmarais
                                                     ---------------------------
                                                     Name:  Nick Desmarais
                                                     Title: Secretary


                                                     ANTHONY S. FEDERICO


                                                     /s/ Anthony S. Federico
                                                     ---------------------------